UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a)
and Amendments thereto Filed Pursuant to Rule 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Cherokee International Corp.

(Name of Issuer)

Common Stock,  par value $0.001 per share

(Title of Class of Securities)

164450108

(CUSIP Number)

John B. Frank

Principal and General Counsel

Oaktree Capital Management, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California  90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 164450108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,778,666

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,778,666

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,778,666

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.91%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,465,769

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,465,769

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,465,769

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 23.28%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM/GFI Power Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 312,897

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 312,897

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 312,897

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.63%

14.	Type of Reporting Person (See Instructions) PN

This Amendment No. 1 amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC (“Oaktree”), OCM Principal Opportunities Fund, L.P. (the “Principal Fund”), and OCM/GFI Power Opportunities Fund, L.P. (the “Power Fund” and, together with the Principal Fund, the “OCM Funds”) filed with the Securities and Exchange Commission on March 3, 2004, relating to the common stock, par value $0.001 per share (the “Common Stock”) of Cherokee International Corporation, a Delaware corporation (the “Issuer”).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The following three (3) paragraphs are to be inserted after the second paragraph of Item 6:

The OCM Funds are parties to a Stockholders’ Agreement, dated November 27, 2002 (the “Stockholders’ Agreement”), among the Issuer and certain of its stockholders, including GSC Recovery II, L.P., GSC Recovery IIA, L.P., GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited (collectively, the “GSC Funds”) and GFI Two LLC.  Most of the provisions of the Stockholders’ Agreement automatically terminated upon the completion of the Issuer’s initial public offering of its Common Stock (the “IPO”) on February 25, 2004.  The registration rights provisions of the Stockholders’ Agreement survived the IPO and, pursuant to these provisions, if the Issuer sells Common Stock either for its own account or to give effect to demand registration rights of other stockholders, then the OCM Funds will have the right under the Stockholders’ Agreement to cause the registration of their shares of Common Stock incidental to the Issuer’s registration.

On February 25, 2004, the OCM Funds entered into a Registration Rights Agreement with the Issuer, the GSC Funds and GFI Two LLC (the “Registration Rights Agreement”), that provides that at any time after the 180-day period following the completion of the IPO, certain holders may demand that the Issuer effect one registration on a long form registration statement and an unlimited number of registrations on Form S-3, subject to certain conditions and limitations.  The parties to the Registration Rights Agreement are also entitled to request that two registrations be effected as a “shelf” registration for offerings on a delayed or continuous basis under Rule 415 under the Securities Act of 1933, as amended.  In addition, the Registration Rights Agreement includes piggyback registration rights and customary “market stand-off,” underwriter “cut-back,” indemnification and contribution provisions.

The foregoing description of the Stockholders’ Agreement and the Registration Rights Agreement and the rights of the Reporting Persons thereunder is not intended to be complete and is qualified in its entirety by reference to such agreements which are annexed hereto as Exhibits 3 and 4, respectively, all of which are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
The following Exhibits are to be inserted after Exhibit 2 of Item 7:
Exhibit 3:

Stockholders Agreement, dated as of November 27, 2002, by and among the Issuer and its securityholders party thereto (incorporated by reference to Exhibit 4.3 to the Issuer's Registration Statement on Form S-1 (File No. 333-110723), filed with the Securities and Exchange Commission on November 25, 2003, as amended).

Exhibit 4:

Registration Rights Agreement, dated as of February 25, 2004, by and among the Issuer and the securityholders party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the period ended June 27, 2004, filed with the Securities and Exchange Commission on August 9, 2004).

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of September 7, 2004.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal

OCM/GFI POWER OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ Christopher Brothers
Christopher Brothers
Managing Director

By:	/s/ Lisa Arakaki
Lisa Arakaki
Vice President, Legal